Horror Equity Fund, Inc.

(a Delaware corporation)

Unaudited Financial Statements

For the fiscal years ending June 30, 2019 and 2018

I, **Marlon W. Schulman**, the Chief Executive Officer of **Horror Equity Fund, Inc**., hereby certify that the financial statements of **Horror Equity Fund, Inc.** and notes thereto for the fiscal year periods ending June 30, 2019 and 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year FYE 2018 the amounts reported on our tax returns were total income of $1,507; taxable income of $(9,250) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **October 27, 2019**.

 Signature

CEo & President Title

October 23 2019 Date

Horror Equity Fund, Inc.

Balance Sheet (unaudited)
As of June 30, 2019 and 2018
See Notes to the Financial Statements

ASSETS

	2019	2018
ASSETS		
Current Assets		
Cash & Cash Equivalents	1,775	3,044
Class A Stock Issuance Proceeds Receivable	4,425	4,425
Total Current Assets	6,200	7,469
Non-current Assets		
None		
TOTAL ASSETS	**6,200**	**7,469**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
LIABILITIES		
Current Liabilities		
Accrued Liabilities	8,796	8,300
Total Current Liabilities	8,796	8,300
Non-current Liabilities		
Shareholder Notes Payable	75,645	68,160
TOTAL LIABILITIES	**84,441**	**60,535**
SHAREHOLDERS' EQUITY		
Common Stock, Class A: 200,000,000 shares authorized, $0.0001 par value; 26,255 shares issued	3	3
Common Stock, Class B: 7,500,000 shares authorized, $0.0001 par value; 7,500,000 shares issued	750	750
Additional Paid-in Capital	25,753	25,753
Retained Earnings, net of Distributions	(104,746)	(95,496)
TOTAL SHAREHOLDERS' EQUITY	**(78,241)**	**(68,991)**

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund, Inc.

Income Statement (unaudited)
For the fiscal years ending June 30, 2019 and 2018
Notes to the Financial Statements

	2019	2018
Revenues, net of Allowances and Returns	1,507	0
Less: Cost of Revenues	0	0
Total Gross Profit	1,507	5,000
Operating Expenses	7,155	29,578
Sales and Marketing	1,913	10,507
Total Income from Operations	(7,561)	(40,085)
Other Income and Expense	0	0
Interest Income/(Expense)	(1,689)	(1,129)
Total Income before Taxes	(9,250)	(41,214)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(9,250)**	**(41,214)**

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund, Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the fiscal years ending June 30, 2019 and 2018
Notes to the Financial Statements

	Class A Stock		Class B Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount	# of Shares	$ Amount			
Balance at July 1, 2017			7,500,000	750	(500)	(54,282)	(54,032)
Issuance of Class A Common Stock in Crowdfunding campaign	26,255	3			26,253		26,255
FYE 2018 Net Income						(41,214)	(41,214)
Balance at June 30, 2018	26,255	3	7,500,000	750	25,753	(95,496)	(68,991)
FYE 2019 Net Income						(9,250)	(9,250)
Balance at June 30, 2018	26,255	3	7,500,000	750	25,753	(104,746)	(78,241)

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund Inc.

Statement of Cash Flows (unaudited)
For the fiscal years ending June 30, 2019 and 2018
Notes to the Financial Statements

	2019	2018
CASH FLOWS FROM OPERATIONS		
Net Income	(9,250)	(41,214)
Increase Accrued Expenses	496	4,812
TOTAL CASH FLOWS FROM OPERATIONS	(8,754)	(36,372)
CASH FLOWS FROM INVESTING ACTIVITIES		
None	0	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Proceeds from Shareholder Note	7,485	11,113
Net Proceeds from Issuance of Class A Stock	0	21,800
Capital Contribution	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	7,485	32,913
NET CHANGE IN CASH POSITION	(1,269)	(3,459)
Cash, beginning of year	3,044	6,503
Cash, end of year	1,775	3,044

The accompanying Notes are an important and integral part of the financial statements

Horror Equity Fund Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the fiscal years ending June 30, 2019 and 2018

NOTE 1 - NATURE OF OPERATIONS

Horror Equity Fund Inc. (the "Company") was formed under the laws of Delaware on July 23, 2015. The Company is based in Beverly Hills, California. Marlon Schulman and Brian Herskowitz lead the Company. The Company has been formed to discover, develop, accelerate to market and assist in the funding of horror-centric entertainment projects across all types of media including films, virtual reality/augmented reality video games, live events, publishing and merchandise.

The Company is going through the process of issuing securities under Title III of the JOBS Act to further grow and expand its business (the "Reg. CF Offering"). The Reg. CF Offering, if approved by the U.S. Securities and Exchange Commission, would allow the Company to issue up to $1,070,000 in securities via crowdfunding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company uses June 30 as its fiscal year end for tax and accounting purposes.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue and costs in accordance with US generally accepted accounting principles. In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

Fair Value of Financial Instruments
The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2019 and 2018, the Company had $1,775 and $3,044, respectively, of cash on hand.

Revenue Recognition
The Company will recognize sales revenue as projects create cash flow or accrue other items of income.

Deferred Offering Costs
The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed. While the Company had not incurred any Deferred Offering Costs as of the period presented, the Company may incur Deferred Offering Costs associated with the Reg. CF Offering that require capitalization in the future.

Start-Up Costs
In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred. The Company has incurred $21,999 of Start-Up Costs as of the balance sheet dates and from prior periods. In conjunction with the Company's capital raising efforts, the Company will likely incur additional marketing, office and professional expenses. These costs have been expensed in the period incurred but require capitalization and amortization over a 180 month period for US federal income tax purposes.

Income Taxes
The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At June 30, 2018, the Company has a federal net operating loss ("NOL") carryforward. Due to the uncertainty of the Company's ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforward will begin to expire in 2035.

NOTE 3 – SHAREHOLDER NOTE

Long-term debt consists primarily of loans made by the principal shareholder, Marlon Schulman, for the purposes of financing the start-up activities and costs associated with the Reg. CF Offering. Interest on the Shareholder Note accrues but is capitalized to the loan until the the Company has cash sufficient to service and repay the Shareholder Loans. As of June 30, 2018 and 2017, the Company owes $75,645 and $68,160, respectively, on the Shareholder Note.

NOTE 4 - RELATED PARTY TRANSACTIONS

The related party transactions during the financial statement periods consist primarily of the Shareholder Note discussed in Note 3.

Additionally, the Company has issued all of its Class B common shares to Mr. Schulman and Mr. Herskowitz.

NOTE 5 – GOING CONCERN

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company's planned commercial activities and strategies. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 6 - CROWDFUNDING CAMPAIGN

The Company has entered into a crowdfunding campaign to issue up to $1,070,000 of non-voting Class A common stock to investors under a securities registration exemption provided by Regulation CF. These securities are offered through StartEngine, a FINRA approved portal for the issuance of such securities. During the fiscal year ending June 30, 2018, the Company issued over 26,255 shares of Class A commons stock which provided over $20,000 of working capital to the Company. The crowdfunding campaign offered through StartEngine is ongoing. StartEngine is entitled to receive cash and stock compensation for the offering under customary terms.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through October 28, 2019 including adoption or implementation of any required accounting standard updates. No other material items or accounting pronouncement adoption require disclosure at this time.